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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 10)*

                          The Chalone Wine Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   157639105
                      -----------------------------------------
                                 (CUSIP Number)

                            Michael A. Varet, Esq.
                            Piper & Marbury L.L.P.
                          1251 Avenue of the Americas
                         New York, New York 10020-1104
                                (212) 835-6250
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                     Communications)

                                    April 10, 1997
              ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

                                                                   SCHEDULE 13D

CUSIP No.  157639105                                          Page 2 of 6 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Domaines Barons de Rothschild (Lafite)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or  2(e)    |_|
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
--------------------------------------------------------------------------------
               -----------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF               4,496,144

               -----------------------------------------------------------------
               -----------------------------------------------------------------
    SHARES     8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY               0
               -----------------------------------------------------------------
               -----------------------------------------------------------------
     EACH      9    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                4,496,144
               -----------------------------------------------------------------
               -----------------------------------------------------------------
     WITH      10   SHARED DISPOSITIVE POWER

                          0
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,496,144
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   |_|


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            49.7
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

            This amends the Statement on Schedule 13D dated April 19, 1989, as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8 and No. 9 thereto (collectively, the "Schedule 13D") previously filed with the Securities and Exchange Commission by Domaines Barons de Rothschild Lafite) with respect to its beneficial ownership of common stock, no par value, of The Chalone Wine Group, Ltd., a California corporation.

      Item 1.  Security and Issuer.

            This statement relates to the Common Stock, no par value (the "Common Stock") of The Chalone Wine Group, Ltd., a California corporation (the "Company"). The address of the Company's principal executive office is 621 Airpark Road, Napa, California 94585-6272.

      Item 2.  Identity and Background.

            Response unchanged.

      Item 3.  Source and Amount of Funds or Other Consideration.

            On April 10, 1997, Domaines purchased $500,000 principal amount of the Company's 5% Convertible Subordinated Debentures due April 18, 1999 (the "Debentures") for an aggregate consideration of $575,083.50, plus accrued interest of $12,291.67. The Debentures were purchased from Hansa AG. The source of the funds utilized by Domaines to purchase the Debentures was its working capital.

      Item 4.  Purpose of Transaction.

            All of the shares of Common Stock acquired by Domaines pursuant to all previously reported transactions and the transaction which is the subject of this Amendment were acquired for investment. Domaines does not have any present plan or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the Instructions to
Schedule 13D.

      Item 5.  Interest in Securities of the Issuer.

            (a) As of April 10, 1997, Domaines beneficially owned, an aggregate of 4,496,144 shares of Common Stock, which includes 357,143 shares of Common Stock issuable upon the exercise of the Warrants acquired by Domaines on March 29, 1993, ("1993 Warrants"); 416,667 shares of Common Stock issuable upon the exercise of the Warrants acquired by to Domaines on October 25, 1995 (the "1995 Warrants"), and 567,706 shares issuable upon exercise of $5 million principal amount of the Company's 5% Convertible Subordinated Debentures due April 18, 1999 acquired May 13, 1996, and 56,770 shares issuable upon exercise of the Debentures which are the subject of this filing. The shares of Common Stock beneficially owned by Domaines represent 49.7 percent of the Common Stock outstanding, after giving effect to the additional shares of Common Stock issuable on the exercise of the 1993 Warrants, the 1995 Warrants, and conversion of the $5.5 million principal amount of Debentures which it owns, based on a total of 7,641,043 shares outstanding on March 8, 1997 (as advised by the Company).

            (b) Domaines has sole voting and dispositive power over all shares of Common Stock it holds.

            (c) Other than the purchase of the  Debentures (as described in Item
3), Domaines has not effected any transaction in shares of Common Stock during the past 60 days.

            (d)  Not applicable.

            (e)  Not applicable

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            On April 10, 1997, Domaines purchased $500,000.00 principal amount of the Debentures (see Item 3). The Debentures are by their terms presently convertible into 56,770 shares of the Company's Common Stock at a conversion price of $8.807 per share. Domaines did not enter into any written agreement in connection with the purchase of the Debentures from Hansa AG.

      Item 7.  Material to be Filed as Exhibits.

            The following are filed herewith as Exhibits:

            Exhibit                                Description

            None

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

      Dated:   April 11, 1997       DOMAINES BARONS DE ROTHSCHILD
                                    (LAFITE)

                                    By     s/Michael A. Varet
                                          Michael A. Varet
                                          Attorney-in-Fact